THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

July 28, 2010

VIA EDGAR (Correspondence Filing)

Mr. Vince DiStefano U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Santa Barbara Group of Mutual Funds (the “Registrant”)

Post-Effective Amendment No. 24

File Nos. 033-56546; 811-07414

Dear Mr. DiStefano:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement filed with respect to the Montecito Fund and the PFW Water Fund (each a “Fund,” together the “Funds”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	On the cover page of the Prospectus, please address the cut-off text in the right hand margin.
Response:	The cut-off text was the result of a software problem and has been resolved.
Comment 2:

In the “Fund Summary, Fund Fees and Expenses” section for the PFW Water Fund, the last sentence of the first paragraph indicates that more information regarding “How to Purchase Shares” can be found on a certain page of the Prospectus.  If this information can also be found in the Statement of Additional Information, please indicate as much in the same sentence.

Response:

The disclosure has been revised as follows:

“More information about these and other discounts is available from your financial professional and in How to ~~Purchase~~ Buy and Sell Shares on page [_] of the Fund’s Prospectus and in Purchasing and Redeeming Shares on page [__] of the Fund’s Statement of Additional Information.”

Comment 3:

In the “Principal Investment Risks” sections for each series and the “Additional Information About Principal Investment Strategies and Related Risks” section, please add disclosure regarding the fact that you can lose money by investing in the Fund.

Response:

The following disclosure has been added to “Principal Investment Risks” sections for each series and the “Additional Information About Principal Investment Strategies and Related Risks” section:

“All mutual funds carry a certain amount of risk, including the risk that the Fund may not achieve its investment objective.  The Fund’s returns will vary and you could lose money on your investment in the Fund.”

Comment 4:	In the “Performance” section, please delete the “PERFORMANCE TABLE” heading.
Response:	The disclosure has been revised as requested.
Comment 5:	In the “Average Annual Total Returns” tables for each series, please combine the Class A returns table with the Class C returns table.
Response:	The disclosure has been revised as follows: ~~PERFORMANCE TABLE~~  Average Annual Total Returns (For the periods ended on December 31, 2009)
PFW Water Fund	Past Year	Past 5 Years	Past 10 Years

Return before taxes Class C (1)	14.28%	0.19%	-3.84%
Return after taxes on distributions Class C	14.28%	0.19%	-3.84%
Return after taxes on distributions and sale of Fund shares Class C	9.28%	0.16%	-3.17%
Return before taxes Class A	9.50%	0.08%	-3.29%
S&P 500 ® Index (reflects no deduction for fees, expenses, or taxes) (2)	26.46%	0.42%	-0.95%
~~PFW Water Fund~~ 	~~Past Year~~ 	~~Past 5 Years~~ 	~~Life of Fund (since 10/1/98)~~
 ~~Return before taxes Class A~~ 	~~%~~ 	~~%~~ 	~~%~~
~~S&P 500 ® Index (reflects no deduction for fees, expenses, or taxes) (2)~~ 	~~%~~ 	~~%~~ 	~~%~~

Comment 6:	Please delete footnotes 1 and 2 to the “Average Annual Total Returns” table for each series.
Response:	The disclosure has been revised as requested.
Comment 7:

In the “Performance” section for each series, please revise the first sentence of the second to last paragraph as follows:

“In certain cases, the figure representing “Return after taxes on distributions and sale of Fund shares Class C” ~~may be~~are higher than the other return figures for the same period.”

If the "Return after taxes on distributions and sale of Fund shares Class C" is not higher, delete the paragraph.

Response:	The disclosure has been revised as requested.
Comment 8:	At the end of the “Fund Summary” for the PFW Water Fund, please add the disclosure required by Items 6-8.
Response:

The following disclosure has been added to the end of the “Fund Summary” for the PFW Water Fund:

“PURCHASE AND SALE OF FUND SHARES

The minimum initial investment to open an account is $2,500 for regular accounts, $1,000 for retirement accounts and $500 for Coverdell ESA accounts. The minimum subsequent investment is $1,000 for regular accounts, $100 for retirement accounts and $500 for Coverdell ESA accounts.  You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange is open.  Purchases and redemptions may be made by mail to PFW Water Fund or Montecito Fund c/o Gemini Fund Services, LLC, 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137 or by calling 1-800-723-8637.

TAX INFORMATION

Dividends and capital gain distributions you receive from the Fund are taxable to you at either ordinary income or capital gains tax rates unless you are investing through a tax-deferred account such as an IRA or 401(k) plan.

FINANCIAL INTERMEDIARY COMPENSATION

Payments to Broker-Dealers and Other Financial Intermediaries.

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.”

Comment 9:

In the “Principal Investment Strategies” section and the “Additional Information About Principal Investment Strategies and Related Risks” section for the Montecito Fund, please describe the types of asset-based securities in which the Fund will invest.

Response:

The disclosure has been revised as follows to clarify that one of the types of securities in which the Fund will invest are those that represent interests in hard assets (which are distinguishable from "asset-backed" securities):

The Fund invests principally in the following ~~three~~ asset classes: equity securities (including common and preferred stock),~~and~~ investment grade fixed income securities of any maturity, and real estate and asset-based securities (which are securities that represent an interest in commodities related industries).

In addition, the Registrant has added the following risk disclosure to the “Principal Investment Risks” section and the “Additional Information About Principal Investment Strategies and Related Risks” section for the Montecito Fund:

"Commodities Risk- Investments in companies engaged in exploration, mining, processing, distributing or dealing in gold, other precious metals, minerals and other commodities involves certain risks. These include unpredictable monetary policies and economic and political developments, such as currency devaluation or revaluations; increased environmental costs; concentration of the sources of the supply of commodities, and control over their sale; changes in U.S. or foreign tax, currency, environmental or mining laws; and trade restrictions between countries."

Comment 10:

In the “Principal Investment Strategies” section and the “Additional Information About Principal Investment Strategies and Related Risks” section for the Montecito Fund, please add disclosure regarding how the adviser will determine what securities to buy.

Response:

The following disclosure has been added following the forth sentence of each paragraph describing the “Principal Investment Strategies” section and the “Additional Information About Principal Investment Strategies and Related Risks” section for the Montecito Fund:

Individual securities are selected based on a process of statistical screening followed by fundamental analysis.  Those securities that are deemed fundamentally attractive are then put through a proprietary valuation process to determine at what price levels they would be deemed attractive to own.

Comment 11:

In the “Principal Investment Risks” section and the “Additional Information About Principal Investment Strategies and Related Risks” section for the Montecito Fund, please add disclosure regarding the risks of investing in asset-backed securities and junk-bonds.

Response:

The following disclosure has been added to the “Principal Investment Risks” section for the Montecito Fund:

“Asset-Backed Security Risk.  When the Fund invests in asset-backed securities, including mortgage backed securities and CMOs, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.

Junk Bond Risk.  Lower-quality bonds, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Fund’s share price.”

In addition, the following disclosure has been added to the “Additional Information About Principal Investment Strategies and Related Risks” section for the Montecito Fund:

“Asset-Backed Security Risk.  When the Fund invests in asset-backed securities, including mortgage backed securities and CMOs, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.  In addition, changes in interest rates affect that value of these securities. Some mortgage-backed securities may be structured so that they may be particularly sensitive to changes in interest rates; and investment in mortgage-related securities are subject to special risks if the issuer of the security prepays the principal prior to the security's maturity (including increased volatility in the price of the security and wider fluctuations in response to interest rates).   If the security is backed by sub-prime mortgages, there is a greater risk that the Fund may lose money.

Junk Bond Risk.  Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest.  These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk).  If that happens, the value of the bond may decrease, and the Fund’s share price may decrease and its income distribution may be reduced.  An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds (liquidity risk).  Such securities may also include “Rule 144A” securities, which are subject to resale restrictions.  The lack of a liquid market for these bonds could decrease the Fund’s share price.”

Comment 12:

In the “Performance” section for the Montecito Fund, please complete the information regarding the highest and lowest quarterly returns and the return for the quarter ended June 30, 2010 (not March 31, 2010).

Response:

The disclosure has been revised as follows:

During the period shown in the bar chart, the highest return for a quarter was ~~[____]~~16.22% during the quarter ended _____________June 30, 2009 and the lowest return for a quarter was ~~[____]~~-22.65% during the quarter ended _____________December 31, 2008.  For the quarter ended June 30, 2010, the Montecito Fund’s return was ~~[____]~~-10.13%.

Comment 13:

Please summarize in the “Principal Investment Strategies” section for the Montecito Fund the following disclosure that appears in the “Additional Information About Principal Investment Strategies and Related Risks” section:

“The Fund will invest primarily in equity securities of water-related companies that the portfolio manager believes will experience growth due to innovative products and services, a distinct competitive advantage, management changes, or redeployment of company assets to new opportunities. The Fund’s portfolio securities will have some or all of the following characteristics:

           (i)    Accelerated earnings

           (ii)   Strong and improving fundamentals

           (iii)  Strong industry presence

           (iv)  Low institutional ownership or sponsorship”

Response:

The following disclosure has been added to the “Principal Investment Strategies” section for the Montecito Fund:

“The Fund will invest primarily in equity securities of water-related companies that the portfolio manager believes will experience (i) growth; (ii) strong and improving fundamentals; (iii)  strong industry presence or (iv)  low institutional ownership or sponsorship.”

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

lah 760541.2